UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number:0-20289 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

KEMET Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable:

2835 KEMET Way

Address of Principal Executive Office (Street and Number)

Simpsonville, SC 29681

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or

☒

Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

KEMET Corporation (“KEMET”) has determined that it will not be able to file its Form 10-K for the fiscal year ended March 31, 2008 by the May 30, 2008 filing date required by the Securities Exchange Commission (“SEC”) under Section 13 or 15(d) of the Securities Exchange Act of 1934.  KEMET needs additional time to complete the procedures necessary to enable it to integrate and consolidate financial information following the acquisition of Arcotronics Italia S.p.A., on October 12, 2007.   Consequently, KEMET is requesting an extension as permitted by the SEC’s rules under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

David E. Gable	864	963-6300
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒  Yes  ☐    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes  ☐    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net sales for fiscal year 2008 of $850.1 million, which represents a 29.1% increase from fiscal year 2007 net sales of $658.7 million.  Cost of sales for the fiscal year ended March 31, 2008 are expected to have been $694.7 million as compared to $517.4 million for the fiscal year ended March 31, 2007, a 34.3% increase.  The Company expects to report special charges for the fiscal year ended March 31, 2008 of $37.6 million as compared to $35.8 million for the prior fiscal year.  The expected increase in special charges is due primarily to an increase in personnel reduction costs and asset impairments.  Due primarily to the above increases in cost of sales as a percentage of revenue and in special charges, the Company expects to report an operating loss for the fiscal year 2008 of $8.9 million compared to an operating income of $5.9 million in the prior fiscal year.  Interest expense is expected to have increased in fiscal year 2008 by $6.9 million, to $14.1 million, compared to $7.2 million in interest expense in fiscal year 2007.  As a result of the above, as well as additional factors to be included in the Company’s Form 10-K, the Company expects to report a net loss for fiscal year 2008 of $17.6 million, or ($0.21) per share,  compared to net income of $6.9 million, or $0.08 per share in fiscal year 2007.

KEMET Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 2, 2008	By	/s/ DAVID E. GABLE
David E. Gable Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).